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To Our Shareholders:

  OshKosh B'Gosh, Inc. ("OshKosh") is offering (the "Offer") to purchase up to 2,000,000 shares of its Class A Common Stock ("Class A Shares") and/or of its Class B Common Stock ("Class B Shares") (collectively, the "Shares"), or approximately 17% of the currently outstanding Shares, from existing shareholders. The price will not be in excess of $22.00 nor less than $19.00 per Share. OshKosh is conducting the tender offer through a procedure known as a "Dutch Auction." This allows you to select the price or prices within the specified range at which you are willing to sell your Shares to OshKosh.

  On June 27, 1997, the last trading day prior to the announcement of the Offer, the price per share for the last trade for the Class A Shares on the Nasdaq National Market was $19.75. Until June 27, 1997, the Class B Shares were traded on Nasdaq National Market and the price per share for the last trade as of June 27, 1997 (prior to delisting) was 19.125. Any shareholder whose Shares are purchased in the Offer will receive the total purchase price in cash and will not incur the usual transaction costs associated with open market sales.

  The Offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. We encourage you to read these materials carefully before making any decision with respect to the Offer. If you desire to tender your Shares, the instructions on how to tender Shares are also explained in detail in the accompanying materials.

  Neither OshKosh nor its Board of Directors makes any recommendation to any shareholder as to whether to tender or refrain from tendering Shares. Each shareholder must make the decision whether to tender Shares and, if so, how many Shares and at what price or prices Shares should be tendered. OshKosh has been advised that none of its directors or executive officers intends to tender any Shares pursuant to the Offer.

  Please note that the Offer will expire at 12:00 Midnight, Eastern Daylight Savings Time, on Tuesday, July 29, 1997, unless it is extended. Questions with respect to the Offer should be referred to Georgeson & Company Inc., the Information Agent, at (212) 440-9800 or (800) 223-2064 (toll free throughout the U.S.).

                                          Sincerely yours,

                                          Douglas W. Hyde
                                          Chairman and Chief Executive Officer

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